UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 11-K
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☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _____

Commission File Number 0-20355

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Costco 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

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Costco Wholesale Corporation
———————————————————

999 Lake Drive
Issaquah, Washington 98027

COSTCO 401(k) RETIREMENT PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2023	3
Notes to Financial Statements	4
Supplementary Information:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023	10
Signatures	24
Exhibits:
23.1 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Participants and Plan Administrator of
Costco 401(k) Retirement Plan
Issaquah, Washington

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Costco 401(k) Retirement Plan (the "Plan") as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of Costco 401(k) Retirement Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Crowe LLP
We have served as the Plan's auditor since 2023.
Oak Brook, Illinois
June 20, 2024

COSTCO 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022
(in thousands)

	2023	2022
Assets:
Investments at fair value	$30,435,735	$23,048,193
Investments at contract value:
Fully benefit-responsive investment contracts	1,780,521	1,849,278
Total investments	32,216,256	24,897,471
Receivables:
Notes receivable from participants	559,994	514,605
Employee contributions	43,139	—
Employer contributions	563,469	499,820
Total receivables	1,166,602	1,014,425
Non-interest bearing cash	1,988	1,066
Net assets available for benefits	$33,384,846	$25,912,962

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2023
(in thousands)

2023
Net investment income:
Net appreciation of investments	$7,325,457
Interest	51,483
Dividends	166,802
Total net investment income	7,543,742
Interest on notes receivable from participants	31,413
Contributions to the Plan:
Employee	1,043,954
Employer	644,916
Total contributions	1,688,870
Distributions to participants and other	(1,792,141)
Increase in net assets	7,471,884
Net assets available for benefits, beginning of year	25,912,962
Net assets available for benefits, end of year	$33,384,846

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2023 and 2022
(1)Plan Description
The following description of the Costco 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan. To participate in the Plan, an individual must be at least 18 years of age and an employee of Costco Wholesale Corporation (the Company or Costco) or certain subsidiaries.
The Plan is a defined contribution plan for the benefit of eligible employees, established by the Company under Section 401(a) of the Internal Revenue Code (IRC). It includes a qualified cash or deferred arrangement as described in Section 401(k). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
(a)Employee Contributions
The Plan allows certain employees to make compensation deferral contributions after completing 90 days of service within 12-consecutive months. Eligible employees may contribute from 1% to 50% of their compensation, subject to certain limitations set by the IRC and the Plan. Eligible employees may also contribute amounts representing certain distributions from other retirement plans (rollover contributions).
All newly-eligible participants entering the Plan are automatically enrolled at a salary contribution rate of 4%. On an active participant’s employment anniversary date and each anniversary date thereafter the percentage deferred into the Plan automatically increases by one percentage point, to a maximum of 20%. Employees may opt out of automatic enrollment and increases. Contributions are subject to regulatory requirements.
(b)Employer Contributions
Company contributions are invested in accordance with selections made by participants. If no selection has been made, the contribution defaults to the Retirement Trust Fund corresponding to the participant's age. Employer contributions are allocated based on an employee’s classification as either: covered by the collective bargaining agreements with the International Brotherhood of Teamsters; or other eligible employment.
(1)    Covered by the Teamsters Agreements
Eligible employees who have completed one year of service (12 consecutive months) are eligible for an annual employer contribution beginning on the next Plan entry date. Plan entry dates for the employer contribution are January 1 and July 1. The annual employer contribution is allocated only to the accounts of eligible Plan participants who are employed on the last day of the applicable Plan year. The allocation rate varies, based on years of service, ranging from $0.05 to $0.47 per straight-time hour worked during the Plan year, up to a maximum of 2,080 hours. This annual contribution was $6.4 million for the year ended December 31, 2023, and was deposited into the Plan and allocated to participant accounts in March 2024.
(2)    Other eligible employment
The Company matches the lesser of 50% of each employee’s contribution or $500 per year. In addition, eligible employees who have completed one year of service (12 consecutive months) are eligible for an annual discretionary employer contribution beginning on the next Plan entry date. Plan entry dates for the discretionary contribution are January 1 and July 1. The discretionary contribution is allocated only to the accounts of eligible Plan participants who are employed on the last day of the applicable Plan year. The allocation rate varies, based on years of service, ranging from 4% to 9% of the participant's compensation. This discretionary

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2023 and 2022
contribution was $556.8 million for the year ended December 31, 2023, and was deposited into the Plan and allocated to participant accounts in March 2024.
(c)Participants’ Accounts
Each participant’s account is credited or debited with the participant’s contributions, the Company’s contributions, earnings and losses, fees, expenses, and changes in underlying account assets. The benefit to which a participant is entitled is the vested account balance.
(d)Vesting
Participants are immediately vested in their deferral contributions and in certain other contributions as defined in the Plan document, adjusted for investment experience, fees and expenses. Vesting in any form of employer contribution is based on the following schedule:

Years of service	Percentage vested
Under 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years or more	100%
(e)Forfeitures
If a participant terminates employment, the non-vested portion of the account balance is forfeited. The Plan document provides that forfeited amounts may at the Company's election be used to reduce future employer contributions or to pay administrative expenses. Forfeitures were immaterial during 2023. Unallocated forfeitures were immaterial as of December 31, 2023 and 2022, after consideration of forfeitures used to reduce the employer contributions funded subsequent to each year. Forfeitures are restored to a participant’s account if within five years the participant is re-hired and repays the vested account balance distributed upon termination.
(f)Investment Options
Participants may direct funds in their account to the Plan's available options. Participants may transfer amounts between investment options daily, subject to certain trading restrictions. Before 2016, participants could invest 100% of their account in Costco stock; starting January 2016, the Plan has a 50% limit on investment in Costco stock, applied prospectively.
Amounts may be temporarily invested in a cash account prior to investment in the Plan’s investment accounts. See Notes 2, 3 and 4 for additional information regarding the Plan's investments.
(g)Distributions
Upon termination of employment, total disability, reaching age 59-1/2 or death, a participant (or participant's beneficiary in the case of death) can request a full, partial or, in certain circumstances, installment or rollover distribution for the vested portion of the account. Participants are also eligible to withdraw a portion of the salary-deferral contribution account in the event of certain financial hardships.
Dividends on the Company's stock are reinvested in the participant’s Company stock account unless a distribution is requested by the participant. These dividends are reported on a gross basis, with total dividends reported as "Dividends" and the amounts distributed reported as "Distributions to participants and other" in the statement of changes in net assets available for benefits.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2023 and 2022
(h)Notes Receivable from Participants
A participant may borrow between $1,000 up to the lesser of $50,000 or 45% of their vested account balance, reduced by the highest outstanding balance in the previous 12 months minus the outstanding balance of all loans on the date on which the loan is made, provided this amount is available in the participant's pre-tax and rollover accounts. Loans are repaid through payroll deductions over a period ranging up to four years or, if for the purchase of a principal residence, up to 15 years. The bi-weekly re-payment amount cannot exceed 25% of the participant's net pay. The interest rate is determined by the Plan Administrator from time-to-time and is comparable to rates charged by commercial lenders. At December 31, 2023, interest rates on loans outstanding ranged from 4.25% to 10.50%, with various maturities through December 2038. Participant accounts with loans are charged an application fee at initiation and an annual maintenance fee.
(i)Trustee, Recordkeeper, and Plan Administrator
Effective October 1, 2023, the Company elected to change the trustee of the Plan from T. Rowe Price Trust Company to Northern Trust Company. T. Rowe Price Retirement Services Inc. was retained as the recordkeeper for the Plan. The Costco Benefits Committee is the Plan Administrator.
(j)Administrative and Investment Expenses
Certain administrative expenses, including investment management and transaction fees, are paid by the Plan, subject to subparagraph (e) above. All other administrative expenses are paid by the Company.
(2)Summary of Significant Accounting Policies
(a)Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting. As required under U.S. generally accepted accounting principles (U.S. GAAP), fully benefit-responsive investment contracts (FBRIC) are reported at contract value (see Note 3), while all other investments in the Plan are reported at fair value (see Note 4). A FBRIC is a contract with a financial institution or an insurance company that provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
(b)Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates and assumptions.
(c)Investment Valuation and Income Recognition
The Plan invests in the Company’s common stock, common commingled trust funds and other exchange-traded equity securities held in separately managed accounts, as well as registered investment companies and the FBRIC.
Investments, other than the FBRIC, are reported at fair value. If available, quoted market prices are used to value investments. The FBRIC consists of the Capital Preservation Portfolio (CPP), which is invested in synthetic guaranteed investment contracts and is recorded at contract value. Contract value

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2023 and 2022
represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but not less than zero. Such interest rates are reviewed on a quarterly basis for resetting. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Events may include, but are not limited to, Plan termination, bankruptcy of the Company, or defunction of the trustee. In addition, certain events allow the issuer to terminate the contract and settle at an amount different from contract value. Examples of such events include: (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, or (4) a material amendment to the agreements without the consent of the issuer. The Plan Administrator believes at this time that any events that would limit the Plan’s ability to transact at contract value with participants or that allow the issuer to terminate the contract with the Plan are not probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments includes the change in the fair value of assets from one period to the next, plus realized gains and losses.
Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Changes in the values of investment securities could occur, and those changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
(d)Notes Receivable from Participants
Participant loans are classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.
(e)Distribution of Benefits
Distributions of benefits are recorded when paid.
(f)     Subsequent Events
The Plan monitors significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impacts, if any, on the financial statements to be issued. The Plan has evaluated subsequent events through the date which the financial statements are issued.
(3)Fully Benefit-Responsive Investment Contract
The CPP is invested in synthetic guaranteed investment contracts, which consist of a portfolio of underlying assets owned by the Plan and wrap contracts issued by an insurance company and a financial institution. The issuers of the wrap contracts provide for unscheduled withdrawals from the contracts at contract value, regardless of the value of the underlying assets, in order to fund routine withdrawals.
(4)Fair Value Measurement
U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2023 and 2022
applying a fair value hierarchy, which requires maximizing the use of observable inputs. The three levels of inputs are:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Significant unobservable inputs that are not corroborated by market data.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Valuation techniques utilized during the reporting period were not changed from previous practice. The following is a description of the valuation methodologies used for assets measured at fair value.
Common stock, underlying securities in separately managed accounts, and registered investment company funds: These investments are deemed to be actively traded and are valued at the closing price reported in the active market in which the individual securities are traded. These assets are valued using Level 1 inputs. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. Separately managed accounts largely consist of common stock and a collective trust as of December 31, 2023, and 2022.
Common commingled trust funds: The valuation techniques used to measure the fair value of common commingled trust funds are based on quoted market prices, such as quoted net asset values (NAV) published by the fund as supported in an active market. Plan participant transactions of investment or withdrawals may occur on a daily basis in these trusts. These assets are valued using Level 1 inputs.
The tables below present information regarding investments that are measured at fair value on a recurring basis and indicate the level within the hierarchy reflecting the valuation techniques utilized to determine fair value as of December 31, 2023, and 2022.

December 31, 2023:	Level 1 (in 000's)
Investments, at fair value:
Costco Wholesale Corporation common stock	$15,977,459
Common commingled trust funds	10,080,126
Separately managed accounts	2,491,563
Registered investment company funds	1,886,587
Total investments in fair value hierarchy	$30,435,735

December 31, 2022:	Level 1 (in 000's)
Investments, at fair value:
Costco Wholesale Corporation common stock	$11,486,680
Common commingled trust funds	7,865,744
Separately managed accounts	2,171,053
Registered investment company funds	1,524,716
Total investments in fair value hierarchy	$23,048,193

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2023 and 2022
(5)Plan Termination
Although it has no present intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to ERISA and the requirements of the collective bargaining agreements with the Teamsters. In the event of termination, participants will become 100% vested in their accounts.
(6)Tax Status
In a determination letter dated June 9, 2017, the Internal Revenue Service informed the Company that the Plan is designed in accordance with applicable sections of the IRC. The Plan has since been restated and amended. The Plan Administrator believes that the Plan is designed and is being operated in compliance with the IRC.
U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; there are currently no audits in progress.
(7)Party-in-Interest and Related Party Transactions
Certain Plan investments are shares of registered investment companies, fully benefit-responsive investment contracts, and common commingled trust funds managed by Northern Trust Company and T. Rowe Price Trust Company. Northern Trust Company and T. Rowe Price Retirement Services Inc. are the trustee and recordkeeper as defined by the Plan, therefore these transactions qualify as exempt party-in-interest transactions.
As the Plan sponsor, the Company is a party-in-interest with respect to the Plan. At December 31, 2023 and 2022, the Plan held 24,205,000 and 25,162,000 shares of Costco common stock. During 2023, 643,000 shares were purchased and 1,600,000 shares were sold.

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 91-1223280 Plan #: 002
December 31, 2023
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Registered investment company and common commingled trust funds:
Capital Group	New Perspective Trust U3	**	$477,065
PIMCO	Income Institutional	**	499,987
* T. Rowe Price	Retirement Balanced Trust J	**	30,408
* T. Rowe Price	TRP Ret 2005 Active Trust J	**	21,782
* T. Rowe Price	TRP Ret 2010 Active Trust J	**	36,126
* T. Rowe Price	TRP Ret 2015 Active Trust J	**	116,016
* T. Rowe Price	TRP Ret 2020 Active Trust J	**	372,140
* T. Rowe Price	TRP Ret 2025 Active Trust J	**	786,144
* T. Rowe Price	TRP Ret 2030 Active Trust J	**	1,096,452
* T. Rowe Price	TRP Ret 2035 Active Trust J	**	1,044,923
* T. Rowe Price	TRP Ret 2040 Active Trust J	**	1,208,119
* T. Rowe Price	TRP Ret 2045 Active Trust J	**	1,366,606
* T. Rowe Price	TRP Ret 2050 Active Trust J	**	929,047
* T. Rowe Price	TRP Ret 2055 Active Trust J	**	1,110,512
* T. Rowe Price	TRP Ret 2060 Active Trust J	**	537,565
* T. Rowe Price	TRP Ret 2065 Active Trust J	**	95,198
* T. Rowe Price	TRP Ret 2020 Active Trust-Income J	**	6,289
Vanguard	Extended Market Index Institutional	**	74,151
Vanguard	Total International Stock Index Institutional	**	74,258
Vanguard	Total Bond Market Index Fund Institutional	**	122,703
Vanguard	Institutional Index, Plus	**	1,115,488
Wellington	CIF II Growth S5	**	845,734
Total registered investment company and common commingled trust funds			11,966,713
Separately managed accounts:
Mid-Cap Growth Portfolio:
Acadia Healthcare Company Inc.	Common Stock	**	14,555
Agilent Technologies Inc.	Common Stock	**	31,406
Agilon Health Inc.	Common Stock	**	2,646
Alnylam Pharmaceuticals Inc.	Common Stock	**	14,560
Amphenol Corp. - Class A	Common Stock	**	12,050
Apellis Pharmaceuticals Inc.	Common Stock	**	3,583
Assurant Inc.	Common Stock	**	15,340
Atlassian Corp. - Class A	Common Stock	**	6,791
Avantor Inc.	Common Stock	**	20,726
Avery Dennison Corp.	Common Stock	**	18,103
Ball Corp.	Common Stock	**	23,532
Bath & Body Works Inc.	Common Stock	**	11,047
Bill Holdings Inc.	Common Stock	**	1,829
Biogen Inc.	Common Stock	**	10,591
Boston Beer Company Inc. - Class A	Common Stock	**	3,878
Bright Horizons Family Solutions Inc.	Common Stock	**	4,158
Broadridge Financial Solutions Inc.	Common Stock	**	12,062
Bruker Corp.	Common Stock	**	18,115
Burlington Stores Inc.	Common Stock	**	16,600
BWX Technologies Inc.	Common Stock	**	6,136

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2023
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Caesars Entertainment Inc.	Common Stock	**	6,316
Casey's General Stores Inc.	Common Stock	**	11,218
Catalent Inc.	Common Stock	**	9,447
Cboe Global Markets Inc.	Common Stock	**	2,371
CCC Intelligent Solutions Holdings Inc.	Common Stock	**	8,889
Cheniere Energy Inc.	Common Stock	**	18,047
Chesapeake Energy Corp.	Common Stock	**	3,464
Chipotle Mexican Grill Inc.	Common Stock	**	5,479
Clear Secure Inc. - Class A	Common Stock	**	1,504
Cognex Corp.	Common Stock	**	4,550
Cooper Companies Inc.	Common Stock	**	14,356
Corpay Inc.	Common Stock	**	11,482
Costar Group Inc.	Common Stock	**	12,728
Coterra Energy Inc.	Common Stock	**	6,583
Crowdstrike Holdings Inc. - Class A	Common Stock	**	25,772
Dentsply Sirona Inc.	Common Stock	**	5,923
Dollar General Corp.	Common Stock	**	3,365
Dollar Tree Inc.	Common Stock	**	15,429
Domino's Pizza Inc.	Common Stock	**	22,020
Enovis Corp.	Common Stock	**	8,020
EQT Corp.	Common Stock	**	11,694
Equifax Inc.	Common Stock	**	20,440
Esab Corp.	Common Stock	**	12,338
Exact Sciences Corp.	Common Stock	**	4,778
Fair Isaac Corp.	Common Stock	**	15,687
Five Below Inc.	Common Stock	**	11,853
Fortinet Inc.	Common Stock	**	7,257
Fortive Corp.	Common Stock	**	14,708
Hilton Worldwide Holdings Inc.	Common Stock	**	25,158
Hologic Inc.	Common Stock	**	34,373
Howmet Aerospace Inc.	Common Stock	**	1,437
Idex Corp.	Common Stock	**	8,128
Ingersoll Rand Inc.	Common Stock	**	24,390
Intercontinental Exchange Inc.	Common Stock	**	15,654
Ionis Pharmaceuticals Inc.	Common Stock	**	10,777
J.B. Hunt Transport Services Inc.	Common Stock	**	23,210
Karuna Therapeutics Inc.	Common Stock	**	9,683
Kenvue Inc.	Common Stock	**	4,351
Keysight Technologies Inc.	Common Stock	**	18,359
KKR & Co Inc.	Common Stock	**	19,990
KLA Corp.	Common Stock	**	9,791
Lattice Semiconductor Corp.	Common Stock	**	14,160
Liberty Media Corp. - Series C	Common Stock	**	8,941
Littelfuse Inc.	Common Stock	**	2,431
Lululemon Athletica Inc.	Common Stock	**	6,891
Markel Group Inc.	Common Stock	**	4,819
Marketaxess Holdings Inc.	Common Stock	**	7,747

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2023
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Martin Marietta Materials	Common Stock	**	17,834
Marvell Technology Inc.	Common Stock	**	35,301
Match Group Inc.	Common Stock	**	4,910
Mettler-Toldeo International Inc.	Common Stock	**	4,965
MGM Resorts International	Common Stock	**	7,050
Microchip Technology Inc.	Common Stock	**	42,663
Mobileye Global Inc. - Class A	Common Stock	**	1,732
Molina Healthcare Inc.	Common Stock	**	11,939
MongoDB Inc.	Common Stock	**	4,490
New York Times Co. - Class A	Common Stock	**	6,108
O'Reilly Automotive Inc.	Common Stock	**	1,897
Paylocity Holding Corp.	Common Stock	**	11,042
Pioneer Natural Resources Co.	Common Stock	**	2,029
PTC Inc.	Common Stock	**	20,504
Pure Storage Inc. - Class A	Common Stock	**	1,606
Quanta Services Inc.	Common Stock	**	3,836
Quidelortho Corp.	Common Stock	**	9,524
Range Resources Corp.	Common Stock	**	5,193
Raymond James Financial Inc.	Common Stock	**	8,829
Reynolds Consumer Products Inc.	Common Stock	**	4,681
Roper Technologies Inc.	Common Stock	**	10,449
Ross Stores Inc.	Common Stock	**	15,459
RPM International Inc.	Common Stock	**	6,965
Sarepta Therapeutics Inc.	Common Stock	**	3,836
Sealed Air Corp.	Common Stock	**	8,400
Shoals Technologies Group - Class A	Common Stock	**	1,671
Southwest Airlines Co.	Common Stock	**	6,550
Teleflex Inc.	Common Stock	**	29,111
Textron Inc.	Common Stock	**	24,039
Tractor Supply Co.	Common Stock	**	3,084
Trade Desk Inc/The - Class A	Common Stock	**	23,699
Tradeweb Markets Inc. - Class A	Common Stock	**	14,861
Transunion	Common Stock	**	9,864
Treehouse Foods Inc.	Common Stock	**	5,145
Tyler Technologies Inc.	Common Stock	**	10,143
Ulta Beauty Inc.	Common Stock	**	7,826
United Rentals Inc.	Common Stock	**	13,681
Veeva Systems Inc. - Class A	Common Stock	**	18,564
Veralto Corp.	Common Stock	**	7,317
Verisk Analytics Inc.	Common Stock	**	7,535
West Pharmaceutical Services	Common Stock	**	9,162
Yum! Brands Inc.	Common Stock	**	14,932
Alcon AG	Foreign Stock	**	10,949
Argenx SE - ADR	Foreign Stock	**	7,302
Ascendis Pharma A/S - ADR	Foreign Stock	**	6,362
Axis Capital Holdings Ltd.	Foreign Stock	**	3,694
Birkenstock Holding PLC	Foreign Stock	**	3,084

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2023
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Crispr Therapeutics AG	Foreign Stock	**	3,445
NXP Semiconductors N.V.	Foreign Stock	**	6,909
Spotify Technology SA	Foreign Stock	**	18,459
TechnipFMC PLC	Foreign Stock	**	9,931
Waste Connections Inc.	Foreign Stock	**	4,605
Weatherford International PLC	Foreign Stock	**	1,543
Caris Life, Series D Convertible	Preferred Stock	**	462
Databricks, Series H Convertible	Preferred Stock	**	726
Databricks, Series I Convertible	Preferred Stock	**	309
Maplebear Dba Instacart, Series E Convertible	Preferred Stock	**	524
Nuro, Series D Convertible	Preferred Stock	**	139
Redwood Materials, Series C Convertible	Preferred Stock	**	768
Sila Nanotechnologies Inc., Series F Convertible	Preferred Stock	**	692
Cash	Cash	**	9
*Northern Institutional Treasury Portfolio Premier Shares	Money Market Securities	**	1,317
*T.Rowe Price Treasury Reserve Fund	Money Market Securities	**	25,410
Large Cap Value Portfolio:
Adobe Inc.	Common Stock	**	342
Agilent Technologies Inc.	Common Stock	**	682
Allstate Corp.	Common Stock	**	3,811
Alphabet Inc. - Class C	Common Stock	**	1,878
Ameren Corporation	Common Stock	**	3,155
American Express Company	Common Stock	**	5,007
Ametek Inc.	Common Stock	**	3,842
Amgen Inc.	Common Stock	**	4,331
Amphenol Corp. - Class A	Common Stock	**	1,947
Analog Devices Inc.	Common Stock	**	2,204
Applied Materials Inc.	Common Stock	**	3,931
Autozone Inc.	Common Stock	**	3,306
Bank of America Corp.	Common Stock	**	8,994
Becton, Dickinson and Co.	Common Stock	**	837
Berkshire Hathaway Inc. - Class B	Common Stock	**	14,466
Booking Holdings Inc.	Common Stock	**	4,252
Carrier Global Corporation	Common Stock	**	2,134
Caterpillar Inc.	Common Stock	**	325
Cencora Inc.	Common Stock	**	8,071
Charles Schwab Corporation	Common Stock	**	4,251
Chevron Corp.	Common Stock	**	5,312
CME Group Inc.	Common Stock	**	3,647
Coca-Cola Co/The	Common Stock	**	2,644
Colgate-Palmolive Company	Common Stock	**	3,220
Conocophillips	Common Stock	**	5,733
Constellation Brands Inc. - Class A	Common Stock	**	4,752
Corebridge Financial Inc.	Common Stock	**	1,399
Corpay Inc.	Common Stock	**	1,623

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2023
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
CSX Corp.	Common Stock	**	6,603
Cummins Inc.	Common Stock	**	3,328
Danaher Corp.	Common Stock	**	2,977
Deere & Company	Common Stock	**	1,605
Diamondback Energy Inc.	Common Stock	**	1,426
Dover Corp.	Common Stock	**	830
East West Bancorp Inc.	Common Stock	**	897
Elevance Health Inc.	Common Stock	**	11,947
EQT Corp.	Common Stock	**	4,846
Equity Lifestyle Properties	Common Stock	**	2,369
Extra Space Storage Inc.	Common Stock	**	1,284
Exxon Mobil Corp.	Common Stock	**	4,389
Firstenergy Corp.	Common Stock	**	832
Fiserv Inc.	Common Stock	**	8,551
Freeport-McMoRan Inc.	Common Stock	**	3,744
GE Healthcare Technologies Inc.	Common Stock	**	3,834
General Dynamics Corp.	Common Stock	**	3,687
General Electric Co.	Common Stock	**	6,311
Goldman Sachs Group Inc.	Common Stock	**	4,004
Halliburton Company	Common Stock	**	4,991
Hartford Financial Service Group Inc.	Common Stock	**	1,897
HCA Healthcare Inc.	Common Stock	**	3,439
Hilton Worldwide Holdings Inc.	Common Stock	**	1,274
Home Depot Inc.	Common Stock	**	2,223
Humana Inc.	Common Stock	**	1,759
IDEX Corp.	Common Stock	**	2,431
Intel Corp.	Common Stock	**	3,065
Johnson & Johnson	Common Stock	**	5,283
JPMorgan Chase & Co.	Common Stock	**	13,105
Kenvue Inc.	Common Stock	**	7,075
Kinder Morgan Inc.	Common Stock	**	2,956
Kraft Heinz Co/The	Common Stock	**	1,170
L3Harris Technologies Inc.	Common Stock	**	3,717
Lam Research Corp.	Common Stock	**	3,885
Martin Marietta Materials Inc.	Common Stock	**	1,234
McDonald's Corp.	Common Stock	**	3,886
Medtronic PLC	Common Stock	**	2,309
Merck & Co. Inc.	Common Stock	**	4,951
Metlife Inc.	Common Stock	**	5,142
Micron Technologies Inc.	Common Stock	**	3,544
Mircrosoft Corp.	Common Stock	**	1,807
Mondelez International Inc. - Class A	Common Stock	**	7,032
NextEra Energy Inc.	Common Stock	**	4,551
Norfolk Southern Corp.	Common Stock	**	2,531
Northrop Grumman Corp.	Common Stock	**	1,492
Norwegian Cruise Line Holdings Ltd.	Common Stock	**	1,004
NOV Inc.	Common Stock	**	460

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2023
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
NRG Energy Inc.	Common Stock	**	925
PepsiCo Inc.	Common Stock	**	2,236
Philip Morris International Inc.	Common Stock	**	6,475
Pioneer Natural Resources Company	Common Stock	**	607
PNC Financial Services Group Inc.	Common Stock	**	3,299
Proctor & Gamble Co/The	Common Stock	**	6,484
Progressive Corp.	Common Stock	**	3,975
Prolongis Inc.	Common Stock	**	2,461
Public Storage	Common Stock	**	3,903
Qualcomm Inc.	Common Stock	**	4,251
Range Resources Corp.	Common Stock	**	3,880
Regeneron Pharmaceuticals Inc.	Common Stock	**	131
Salesforce Inc.	Common Stock	**	1,973
Schlumberger Ltd.	Common Stock	**	4,124
Service Corporation International	Common Stock	**	1,588
Southern Co/The	Common Stock	**	2,207
TE Connectivity Ltd.	Common Stock	**	2,787
Tenet Healthcare Corp.	Common Stock	**	2,205
Texas Instruments Corp.	Common Stock	**	6,331
Thermo Fisher Scientific Inc.	Common Stock	**	3,064
T-Mobile US Inc.	Common Stock	**	4,392
Tractor Supply Company	Common Stock	**	1,139
Travelers Cos Inc/The	Common Stock	**	5,122
Ulta Beauty Inc.	Common Stock	**	2,552
Union Pacific Corp.	Common Stock	**	5,699
UnitedHealth Group Inc.	Common Stock	**	1,625
Veralto Corp.	Common Stock	**	1,348
Visa Inc. - Class A	Common Stock	**	1,432
Walmart Inc.	Common Stock	**	5,841
Wells Fargo & Co.	Common Stock	**	6,438
Wabtec Corp.	Common Stock	**	4,825
Weyerhaeuser Co.	Common Stock	**	2,672
Williams Companies Inc.	Common Stock	**	1,339
Astrazeneca PLC - Sponsored ADR	Foreign Stock	**	4,050
Chubb Ltd.	Foreign Stock	**	2,704
Franco-Nevada Corp.	Foreign Stock	**	1,352
Linde PLC	Foreign Stock	**	4,312
Nutrien Ltd.	Foreign Stock	**	1,272
NXP Semiconductors NV	Foreign Stock	**	5,362
Siemens AG	Foreign Stock	**	3,125
Southern Copper Corp.	Foreign Stock	**	1,069
Wheaton Precious Metals Corp.	Foreign Stock	**	1,919
Cash	Cash	**	12
*Northern Institutional Treasury Portfolio	Money Market Securities	**	1,004
*T. Rowe Price Government Reserve Fund	Money Market Securities	**	7,096
Small-Cap Core Portfolio:
10X Genomics Inc. - Class A	Common Stock	**	1,651

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2023
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
AAON Inc.	Common Stock	**	1,550
Agilysys Inc.	Common Stock	**	1,810
Agios Pharmaceuticals Inc.	Common Stock	**	533
Alignment Healthcare Inc.	Common Stock	**	1,395
Allegiant Travel Co.	Common Stock	**	1,265
Allegro Microsystems Inc.	Common Stock	**	1,295
Altair Engineering Inc. - Class A	Common Stock	**	2,010
Amplitude Inc. - Class A	Common Stock	**	1,990
Apellis Pharmaceuticals Inc.	Common Stock	**	3,605
Arcellx Inc.	Common Stock	**	1,159
Arcosa Inc.	Common Stock	**	1,462
ASGN Inc.	Common Stock	**	990
Assurant Inc.	Common Stock	**	3,728
Avid Bioservices Inc.	Common Stock	**	725
Azenta Inc.	Common Stock	**	536
AZZ Inc.	Common Stock	**	3,506
BankUnited Inc.	Common Stock	**	1,782
Beacon Roofing Supply Inc.	Common Stock	**	3,040
Bellring Brands Inc.	Common Stock	**	5,219
BJ's Restaurants Inc.	Common Stock	**	2,185
Blue Foundry Bancorp.	Common Stock	**	365
Blueprint Medicines Corp.	Common Stock	**	2,398
Booz Allen Hamilton Holdings	Common Stock	**	1,102
Boston Beer Company Inc. - Class A	Common Stock	**	3,336
Braze Inc. - Class A	Common Stock	**	764
BridgeBio Pharma Inc.	Common Stock	**	1,029
Bright Horizons Family Solutions	Common Stock	**	3,280
Bruker Corp.	Common Stock	**	3,689
Burlington Stores Inc.	Common Stock	**	5,319
Cabaletta Bio Inc.	Common Stock	**	543
Cadence Bank	Common Stock	**	2,324
Cadre Holdings Inc.	Common Stock	**	863
Caleres Inc.	Common Stock	**	1,563
California Water Services Group	Common Stock	**	2,033
Capitol Federal Financial Inc.	Common Stock	**	1,072
Casella Waste Systems Inc. - Class A	Common Stock	**	2,580
Catalent Inc.	Common Stock	**	1,793
Cava Group Inc.	Common Stock	**	2,144
Cboe Global Markets Inc.	Common Stock	**	3,987
Certara Inc.	Common Stock	**	1,096
ChampionX Corp.	Common Stock	**	2,374
Checkr Inc.	Common Stock	**	137
Chesapeake Utilities Corp.	Common Stock	**	3,905
Chuy's Holdings Inc.	Common Stock	**	1,523
Clear Secure Inc. - Class A	Common Stock	**	1,672
Coca-Cola Consolidated Inc.	Common Stock	**	11
Cognex Corp.	Common Stock	**	526

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2023
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Columbia Banking Systems Inc.	Common Stock	**	2,399
Community Healthcare Trust Inc.	Common Stock	**	46
Crane Co.	Common Stock	**	1,794
CRB Group Inc.	Common Stock	**	96
Crinetics Pharmaceuticals Inc.	Common Stock	**	1,545
Crossfirst Bankshares Inc.	Common Stock	**	982
CSW Industrials Inc.	Common Stock	**	3,164
CTS Corp.	Common Stock	**	1,908
Cubesmart	Common Stock	**	3,441
Cytokinetics Inc.	Common Stock	**	3,312
Diamondback Energy Inc.	Common Stock	**	4,805
Digitalbridge Group Inc.	Common Stock	**	1,478
Dime Community Bancshares Inc.	Common Stock	**	1,428
Dogwood State Bank, Non-Voting	Common Stock	**	233
Dogwood State Bank, Voting	Common Stock	**	114
Doubleverify Holdings Inc.	Common Stock	**	4,072
DT Midstream Inc.	Common Stock	**	1,767
Duolingo Inc.	Common Stock	**	2,467
Dutch Bros Inc. - Class A	Common Stock	**	2,023
East West Bancorp Inc.	Common Stock	**	3,642
Eastern Bankshares Inc.	Common Stock	**	1,293
Eastgroup Properties Inc.	Common Stock	**	5,652
Elanco Animal Health Inc.	Common Stock	**	1,705
Element Solutions Inc.	Common Stock	**	6,017
Encore Capital Group Inc.	Common Stock	**	1,417
Enerpac Tool Group Corp.	Common Stock	**	2,637
Enpro Inc.	Common Stock	**	1,973
Entegris Inc.	Common Stock	**	4,539
Envestnet Inc.	Common Stock	**	1,618
Equity Bancshares Inc. - Class A	Common Stock	**	1,216
Esab Corp.	Common Stock	**	1,934
Esco Technologies Inc.	Common Stock	**	2,271
Expro Group Holdings NV	Common Stock	**	1,195
Eyepoint Pharmaceuticals Inc.	Common Stock	**	468
FB Financial Corp.	Common Stock	**	1,904
Federal Signal Corp.	Common Stock	**	4,641
First American Financial Corp.	Common Stock	**	2,704
First Bancshares Inc/Ms	Common Stock	**	1,481
Five Below Inc.	Common Stock	**	1,777
Five Star Bancorp	Common Stock	**	921
Five9 Inc.	Common Stock	**	2,608
Floor & Décor Holdings Inc. - Class A	Common Stock	**	784
Graco Inc.	Common Stock	**	2,530
Grasshopper Bancorp, Voting	Common Stock	**	65
Guardant Health Inc.	Common Stock	**	702
H.B. Fuller Company	Common Stock	**	1,422
Haemonetics Corporation	Common Stock	**	2,042

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2023
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Hanover Insurance Group Inc/The	Common Stock	**	2,664
HarborOne Bancorp Inc.	Common Stock	**	372
Haul Hub, Series C Convertible	Common Stock	**	36
Haynes International Inc.	Common Stock	**	2,171
Healthcare Realty Trust Inc.	Common Stock	**	1,036
Helios Technologies Inc.	Common Stock	**	1,499
Heritage Commerce Corp.	Common Stock	**	702
Hillevax Inc.	Common Stock	**	261
Home Bancshares Inc.	Common Stock	**	1,507
Icosavax Inc.	Common Stock	**	687
ICU Medical Inc.	Common Stock	**	1,240
Idacorp Inc.	Common Stock	**	2,955
Independence Realty Trust Inc.	Common Stock	**	1,891
Ingersoll Rand Inc.	Common Stock	**	6,663
Insmed Inc.	Common Stock	**	2,766
Installed Building Products Inc.	Common Stock	**	1,519
Intapp Inc.	Common Stock	**	1,533
Ionis Pharmaceuticals Inc.	Common Stock	**	2,143
Jack in the Box Inc.	Common Stock	**	1,118
John Bean Technologies Corp.	Common Stock	**	2,320
Karuna Therapeutics Inc.	Common Stock	**	4,302
Kearny Financial Corp/Md	Common Stock	**	672
Kimbell Royalty Partners, LP	Common Stock	**	898
Kohls Corp.	Common Stock	**	1,049
Kymera Therapeutics Inc.	Common Stock	**	345
Landstar System Inc.	Common Stock	**	1,941
Lattice Semiconductor Corp.	Common Stock	**	3,870
LegalZoom.com Inc.	Common Stock	**	974
Leonardo DRS Inc.	Common Stock	**	1,601
Liberty Energy Inc.	Common Stock	**	2,573
Liberty Media Corp., Series C	Common Stock	**	2,122
Littelfuse Inc.	Common Stock	**	2,653
Live Oak Bancshares Inc.	Common Stock	**	2,756
MACOM Technology Solutions Holdings Inc.	Common Stock	**	3,288
MacroGenics Inc.	Common Stock	**	733
Magnolia Oil & Gas Corp. - Class A	Common Stock	**	2,451
Manhattan Associates Inc.	Common Stock	**	1,820
Masimo Corp.	Common Stock	**	3,467
Matador Resources Co.	Common Stock	**	1,398
MGE Energy Inc.	Common Stock	**	1,258
Mirion Technologies Inc. - Class A	Common Stock	**	3,103
Model N Inc.	Common Stock	**	756
Molina Healthcare Inc.	Common Stock	**	4,634
Monro Inc.	Common Stock	**	1,610
Mueller Water Products Inc.	Common Stock	**	2,182
Napco Security Technologies	Common Stock	**	1,435
Neogen Corp.	Common Stock	**	2,399

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2023
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Neogenomics Inc.	Common Stock	**	2,605
NOV Inc.	Common Stock	**	1,548
NV5 Global Inc.	Common Stock	**	633
OGE Energy Corp.	Common Stock	**	1,756
Ollie's Bargain Outlet Holdings Inc.	Common Stock	**	2,905
One Gas Inc.	Common Stock	**	948
Onto Innovation Inc.	Common Stock	**	4,467
Origin Bancorp Inc.	Common Stock	**	2,042
Outset Medical Inc.	Common Stock	**	443
P10 Inc. - Class A	Common Stock	**	1,447
Pacific Biosciences of California Inc.	Common Stock	**	1,770
Pacific Premier Bancorp Inc.	Common Stock	**	1,513
Papa John's International Inc.	Common Stock	**	4,547
PAR Technology Corp/Del	Common Stock	**	4,535
Parsons Corp.	Common Stock	**	3,757
Pax Labs - Class A	Common Stock	**	67
Paycor HCM Inc.	Common Stock	**	2,388
Pennymac Financial Services	Common Stock	**	5,245
Penumbra Inc.	Common Stock	**	444
Pinnacle Financial Partners	Common Stock	**	3,046
Post Holdings Inc.	Common Stock	**	2,457
Power Integrations Inc.	Common Stock	**	1,152
PRA Group Inc.	Common Stock	**	996
Privia Health Group Inc.	Common Stock	**	2,787
Procept Biorobotics Corp.	Common Stock	**	3,520
Prosperity Bancshares Inc.	Common Stock	**	437
Quaker Chemical Corporation	Common Stock	**	2,892
Quidelortho Corp.	Common Stock	**	2,635
Range Resources Corp.	Common Stock	**	3,891
Rapt Therapeutics Inc.	Common Stock	**	672
RBC Bearings Inc.	Common Stock	**	4,947
Red Rock Resorts Inc. - Class A	Common Stock	**	1,693
Repligen Corp.	Common Stock	**	1,475
Rexford Industrial Realty Inc.	Common Stock	**	3,121
RH	Common Stock	**	1,008
Rivian Automotive Inc.	Common Stock	**	1,811
RLI Corp.	Common Stock	**	545
Royal Gold Inc.	Common Stock	**	1,305
Rush Enterprises Inc. - Class A	Common Stock	**	2,189
Rxsight Inc.	Common Stock	**	756
Saia Inc.	Common Stock	**	4,921
Savers Value Village Inc.	Common Stock	**	571
Selective Insurance Group Inc.	Common Stock	**	5,218
Service Titan Inc.	Common Stock	**	80
Simply Good Foods Co/The	Common Stock	**	1,239
Siteone Landscape Supply Inc.	Common Stock	**	3,981
Skechers U.S.A. Inc. - Class A	Common Stock	**	1,745

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2023
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Skyline Champion Corp.	Common Stock	**	2,801
SM Energy Co.	Common Stock	**	1,018
Sotera Health Co.	Common Stock	**	1,342
SouthState Corp.	Common Stock	**	3,152
Southwest Gas Holdings Inc.	Common Stock	**	2,306
Southwestern Energy Co.	Common Stock	**	3,142
SPX Technologies Inc.	Common Stock	**	4,082
Stepstone Group Inc. - Class A	Common Stock	**	1,644
Stericycle Inc.	Common Stock	**	1,982
Strategic Education Inc.	Common Stock	**	2,790
Structure Therapeutics Inc. - ADR	Common Stock	**	999
Syndax Pharmaceuticals Inc.	Common Stock	**	593
Teledyne Technologies Inc.	Common Stock	**	4,410
Terreno Realty Corp.	Common Stock	**	1,469
Tetra Tech Inc.	Common Stock	**	1,784
Texas Capital Bancshares Inc.	Common Stock	**	1,598
Themis Sol (Clio), Series E Convertible	Common Stock	**	356
Themis Solutions Inc.	Common Stock	**	125
Thermon Group Holdings Inc.	Common Stock	**	887
Toast Inc. - Class A	Common Stock	**	1,429
Toro Co.	Common Stock	**	1,790
Transcat Inc.	Common Stock	**	440
Treehouse Foods Inc.	Common Stock	**	786
U.S. Physical Therapy Inc.	Common Stock	**	1,619
UTZ Brands Inc. - Class A	Common Stock	**	1,549
Vaxcyte Inc.	Common Stock	**	1,721
Veritex Holdings Inc.	Common Stock	**	1,297
Verve Therapeutics Inc.	Common Stock	**	603
Vimeo Inc.	Common Stock	**	1,075
Vontier Corp.	Common Stock	**	2,162
VSE Corp.	Common Stock	**	1,751
Warby Parker Inc. - Class A	Common Stock	**	1,819
Western Alliance Bancorporation	Common Stock	**	2,158
White Mountains Insurance Group Ltd.	Common Stock	**	1,775
Willscot Mobile Mini Holdings Corp.	Common Stock	**	1,845
Workiva Inc. - Class A	Common Stock	**	3,341
Wyndham Hotels & Resorts Inc.	Common Stock	**	2,020
Zentalis Pharmaceuticals Inc.	Common Stock	**	432
Zurn Elkay Water Solutions Corp.	Common Stock	**	2,101
Argenx SE - ADR	Foreign Stock	**	2,616
Ascendis Pharma A/S - ADR	Foreign Stock	**	3,476
ATS Corp.	Foreign Stock	**	523
Axis Capital Holdings Inc.	Foreign Stock	**	3,590
Bombardier Inc.	Foreign Stock	**	782
Clarivate PLC	Foreign Stock	**	1,683
Colliers International Group Inc.	Foreign Stock	**	1,987
Constellium SE	Foreign Stock	**	3,707

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2023
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Crispr Therapeutics AG	Foreign Stock	**	971
Descartes Systems Group/The	Foreign Stock	**	3,943
Ero Copper Corp.	Foreign Stock	**	1,269
Firstservice Corp.	Foreign Stock	**	5,257
Flagship Communities REIT UT	Foreign Stock	**	541
Immatics NV	Foreign Stock	**	431
Immunocore Holdings PLC - ADR	Foreign Stock	**	649
MoonLake Immunotherapeutics	Foreign Stock	**	1,307
MorphoSys AG - ADR	Foreign Stock	**	1,001
Novanta Inc.	Foreign Stock	**	2,249
Popular Inc.	Foreign Stock	**	1,591
Rentokil Initial PLC	Foreign Stock	**	2,093
Spirax Sarco Engineering - ADR	Foreign Stock	**	1,440
TechnipFMC PLC	Foreign Stock	**	2,117
TMX Group Ltd.	Foreign Stock	**	1,899
Tricon Residential Inc.	Foreign Stock	**	1,885
Weatherford International PLC	Foreign Stock	**	2,415
West Fraser Timber Co. Ltd.	Foreign Stock	**	1,127
Xenon Pharmaceuticals Inc.	Foreign Stock	**	666
1661 Inc. D/B/A/ Goat, Series F Convertible	Preferred Stock	**	107
ABL Space Systems, Series B	Preferred Stock	**	236
Caris Life Sciences, Series C Convertible	Preferred Stock	**	283
Caris Life Sciences, Series D Convertible	Preferred Stock	**	5,428
Caris Life Sciences, Series D Convertible	Preferred Stock	**	190
Cellink Inc., Series D Convertible	Preferred Stock	**	41
Checker Inc., Series C Convertible	Preferred Stock	**	187
Checker Inc., Series D Convertible	Preferred Stock	**	292
Cleerly, Series C Convertible	Preferred Stock	**	193
CRB Group, Series D Convertible	Preferred Stock	**	337
Dogwood State Bank	Preferred Stock	**	16
Epirus Inc., Series C-2 Convertible	Preferred Stock	**	534
Farmers Business Network Inc.	Preferred Stock	**	157
Flexe, Series C Convertible	Preferred Stock	**	155
Flexe, Series D Convertible	Preferred Stock	**	61
Haul Hub, Series B Convertible	Preferred Stock	**	102
Honor Technology Inc. - Series D	Preferred Stock	**	205
Inscripta Inc. - Series E	Preferred Stock	**	99
Kardium Inc., Series D-6 Convertible	Preferred Stock	**	218
KoBold Metals Co., Series B-1	Preferred Stock	**	489
Leap Therapeutics Inc.	Preferred Stock	**	3
National Resilence, Series B Convertible	Preferred Stock	**	1,454
National Resilence, Series C Convertible	Preferred Stock	**	839
Nuro Inc., Series C	Preferred Stock	**	175
Nuro Inc., Series D	Preferred Stock	**	56
Redwood Materials Inc., Series C	Preferred Stock	**	375
SecurityScorecard Inc., Series E Convertible	Preferred Stock	**	276
Seismic Software Inc.	Preferred Stock	**	446

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2023
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
ServiceTitan Inc., Series A-1 Convertible	Preferred Stock	**	1
ServiceTitan Inc., Series D Convertible	Preferred Stock	**	583
ServiceTitan Inc., Series F Convertible	Preferred Stock	**	35
Sila Nanotechnologies Inc., Series F	Preferred Stock	**	230
Socure Inc.	Preferred Stock	**	41
Socure Inc., Series A Convertible	Preferred Stock	**	50
Socure Inc., Series A-1 Convertible	Preferred Stock	**	41
Socure Inc., Series B Convertible	Preferred Stock	**	1
Socure Inc., Series E Convertible	Preferred Stock	**	95
Themis Sol (Clio), Series AA Convertible	Preferred Stock	**	28
Themis Sol (Clio), Series AB Convertible	Preferred Stock	**	3
Themis Sol (Clio), Series B Convertible	Preferred Stock	**	3
Cash	Cash	**	281
*Northern Institutional Treasury Portfolio Premier Shares	Money Market Securities	**	722
*T.Rowe Price Treasury Reserve Fund	Money Market Securities	**	4,517
Grasshopper Bancorp Inc.	Warrants	**	1
Scholar Rock	Warrants	**	59
International Equity Portfolio:
Capital Group International All Country Equity Trust	Common Trust	**	188,650
*Northern Institutional Treasury Portfolio Premier Shares	Money Market Securities	**	80
Total separately managed accounts			2,491,563
Fully Benefit-Responsive Contracts:
Capital Preservation Portfolio:
* T. Rowe Price Cash Reserve Trust	Common Trust	**	21,002
* Northern Institutional Treasury Portfolio Premier Shares	Common Trust	**	31,468
* T. Rowe Price Short Term Common Trust:
American General Life Insurance Company	Collective Trust Fund	**	62,038
Lincoln National Life Insurance	Collective Trust Fund	**	70,526
Massachusetts Mutual Life Insurance Company	Collective Trust Fund	**	75,950
Met Tower Life Insurance	Collective Trust Fund	**	69,220
Monumental Life(Transamerica)	Collective Trust Fund	**	63,653
New York Life	Collective Trust Fund	**	75,947
Pacific Life Insurance Company	Collective Trust Fund	**	75,191
Prudential Insurance Company of America	Collective Trust Fund	**	75,195
Royal Bank of Canada	Collective Trust Fund	**	62,922
State Street Bank & Trust Company	Collective Trust Fund	**	64,403
* T. Rowe Price Intermediate Term Common Trust:
American General Life Insurance Company	Collective Trust Fund	**	56,445
Lincoln National Life Insurance	Collective Trust Fund	**	64,169
Massachusetts Mutual Life Insurance Company	Collective Trust Fund	**	94,640
Met Tower Life Insurance	Collective Trust Fund	**	119,313
Monumental Life(Transamerica)	Collective Trust Fund	**	57,915

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2023
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
New York Life	Collective Trust Fund	**	94,637
Pacific Life Insurance Company	Collective Trust Fund	**	93,694
Prudential Insurance Company of America	Collective Trust Fund	**	93,699
Royal Bank of Canada	Collective Trust Fund	**	57,250
State Street Bank & Trust Company	Collective Trust Fund	**	111,011
* T. Rowe Price Managed Bond Trust:
American General Life Insurance Company	Collective Trust Fund	**	14,674
Lincoln National Life Insurance	Collective Trust Fund	**	16,682
Massachusetts Mutual Life Insurance Company	Collective Trust Fund	**	21,106
Met Tower Life Insurance	Collective Trust Fund	**	23,278
Monumental Life(Transamerica)	Collective Trust Fund	**	15,056
New York Life	Collective Trust Fund	**	21,105
Pacific Life Insurance Company	Collective Trust Fund	**	20,895
Prudential Insurance Company of America	Collective Trust Fund	**	20,896
Royal Bank of Canada	Collective Trust Fund	**	14,883
State Street Bank & Trust Company	Collective Trust Fund	**	21,658
Total fully benefit-responsive contracts			1,780,521
* Costco Wholesale Corporation	Common stock	**	15,977,459
Total investments			32,216,256

* Participant loans	Interest rates of 4.25% to 10.50% maturing through 2038	__	559,994
Total			$32,776,250
_________________________
* Indicates a party-in-interest
** Information is not required as investments are participant directed

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COSTCO 401(k) RETIREMENT PLAN

June 20, 2024	By:	/s/ PATRICK J. CALLANS
Date		Patrick J. Callans Executive Vice President Costco Wholesale Corporation